Exhibit 99.1

Given Imaging Receives FDA Clearance for PillCam® COLON in
Patients Following Incomplete Colonoscopy

- PillCam COLON is the only non-invasive and radiation-free solution for the approximately
750,000 patients in the U.S. who experience an incomplete colonoscopy each year -

- The Company’s PillCam COLON has a global market opportunity of 3 million procedures annually -

- Fourth major product clearance for Given Imaging in the past year -

YOQNEAM, ISRAEL, February 3, 2014 -- Given Imaging Ltd, (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced that the U.S. Food and Drug Administration (FDA) has cleared PillCam COLON as a new modality to provide visualization of the colon. It may be used for detection of colon polyps in patients after an incomplete optical colonoscopy with adequate preparation and a complete evaluation of the colon was not technically possible. PillCam COLON received clearance under the direct de novo classification for devices with low to moderate risk that have no predicate on the market.

As previously announced at Digestive Disease Week in May 2013, Given Imaging conducted an 884-patient, 16-site clinical trial studying the accuracy and safety of PillCam COLON 2 compared to optical colonoscopy in detecting adenomas 6 millimeters or larger. Results from this clinical trial demonstrated that the sensitivity for PillCam COLON was 88% and specificity was 82% in detecting adenomas at least 6 millimeters in size.1 The FDA based its clearance decision on an analysis of this clinical trial data that used a more restrictive methodology for matching polyps. In this analysis, which was conducted on hyperplastic polyps and adenomas, the positive percent agreement for PillCam COLON and optical colonoscopy was 69% and negative percent agreement was 81% for polyps at least 6 millimeters in size.2

“PillCam COLON will improve patient care by offering a new and effective colon imaging option for patients who have experienced an incomplete colonoscopy.  Among the limited alternatives available after incomplete colonoscopy, PillCam COLON gives us a minimally invasive, radiation-free option that provides endoscopic images of the same basic type that have made colonoscopy so useful,” said Douglas Rex, M.D., Distinguished Professor of Medicine and Chancellor's Professor, Indiana University School of Medicine and Director of Endoscopy, Indiana University Hospital.

1 Rex DK et al. Accuracy of PillCam Colon 2 for detecting subjects with adenomas ≥ 6 mm. Abstract presented at Digestive Disease Week; 2013 May 18-21; Orlando, FL.

2 Data on file with Given Imaging

Incomplete colonoscopies occur in approximately 750,000 patients in the United States per year.3,4 Patients with incomplete colonoscopies often incur additional costs along with the inconvenience and risk of other procedures to complete the colorectal examination. The incidence of incomplete colonoscopies is higher in women due to the increase in past pelvic surgeries and the differing anatomy of women that includes particularly acute rectosigmoid angles in thin women.  Patients with a redundant or long colon, history of abdominal surgery or advanced diverticular disease are also at a higher risk for experiencing an incomplete colonoscopy.

"We have made tremendous strides in increasing the number of people who are getting screened for colon cancer, starting at age 50 for the average risk individual.  Colonoscopy is the most comprehensive option, but for up to 10% of individuals, achieving a complete colonoscopy may not be possible. For those individuals, PillCam COLON capsule endoscopy could be an effective option to allow their gastroenterologist to complete a colon examination. And who wouldn’t want that kind of peace of mind for this unique cancer -- that we can largely prevent with the aid of diagnostic exams that detect the presence of polyps," said Eric Hargis, CEO, Colon Cancer Alliance.

“The clearance of PillCam COLON by the FDA represents a pivotal moment in the evolution of Given Imaging as a GI medical device leader. This important event caps a string of significant regulatory milestones for our company including clearance of PillCam COLON in Japan and PillCam SB 3 in both the U.S as well as Japan.  We look forward to working closely with the U.S. gastroenterology community to bring this clinically-proven, diagnostic tool to patients who need to have a thorough colorectal exam following an incomplete colonoscopy,” said Homi Shamir, President and CEO, Given Imaging.  “While we believe that PillCam COLON will ultimately play an important role in both the global colorectal cancer diagnostic and screening market, this initial indication is an important first step.  To this end, we are making good progress in advancing additional clinical studies that should support the expanded indications.”

To date, PillCam COLON clinical data have been validated in 34 publications. PillCam COLON is commercially available in more than eighty markets including Japan, Europe, Latin America, Canada, Australia and parts of Asia and Africa.

About PillCam COLON

The PillCam COLON video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 12 mm X 33 mm. PillCam COLON is designed to be ingested by the patient and transmits 4 or 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. The risks associated with colon preparation are allergies or other known contraindication to any preparation agents or medications used for the PillCam COLON regimen, according to laxative medication labeling and per physician discretion. After ingesting the PillCam capsule and until it is excreted, patients should not be near any source of powerful electromagnetic fields, such as one created by an MRI device. Medical, endoscopic or surgical intervention may be necessary to address these complications, should they occur. A normal or negative capsule endoscopy examination does not exclude the possibility of colon polyps or colon cancer.

3 Rex DK, Petrinin JL, Baron TH, et al. Quality Indicators for Colonoscopy. Am J Gastroenterol 2006;101:873-85.

4 Seeff LC, Richards TB, Shapiro JA, et al. How many endoscopies are performed for colorectal cancer screening? Results from CDC’s survey of endoscopic capacity. Gastroenterology 2004;127:1670–1677.

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About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the ability of the Company to market and sell the PillCam COLON capsule in the United States and Japan and financial results and projections in connection with the foregoing. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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For further information contact:
Chantal Beaudry/Martyna Gawrych
Lazar Partners Ltd.
cbeaudry@lazarpartners.com
mgawrych@lazarpartners.com
212-867-1762

Investor Contact:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
212-867-1762

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

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